U. S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             (Check One):



[X]	Form 10-K and Form 10-KSB	[   ] Form 20-F		[   ] Form 11-K

[   ]	Form 10-Q and Form 10-QSB	[   ] Form N-SAR


	For Period Ended:  December 31, 1995

	[   ]	Transition Report on Form 10-K

	[   ]	Transition Report on Form 20-F

	[   ]	Transition Report on Form 11-K

	[   ]	Transition Report on Form 10-Q

	[   ]	Transition Report on Form N-SAR



For the Transition Period Ended:
_________________________________________________________________

_________________________________________________________________

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_________________________________________________________________


	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____

_________________________________________________________________

_________________________________________________________________




PART I  -  REGISTRANT INFORMATION

_________________________________________________________________

_________________________________________________________________



	Full Name of Registrant:		CHAMPION PARTS, INC.

	Address of Principal Executive Office

	(Street and Number):	 			2525 W. 22nd Street

	City, State and Zip Code:		Oak Brook, IL  60521

	PART II - RULES 12b-25  (b) and (c)


	[ X ]	(a)	The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense on an extension beyond March 31, 1996.


	[ X ]	(b)	The subject annual report on Form 10-K will be filed
on or before the fifteenth calendar day following the prescribed due date;


	[    ]	(c)	The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

_________________________________________________________________

_________________________________________________________________

PART III - - NARRATIVE
_________________________________________________________________


In 1995 the Registrant exited the manufacture and sale of automotive electrical (alternators and starters) and mechanical (clutches and water pumps) products to traditional market customers in the United States and Canada. The company had renegotiated its bank credit facility in 1995 due to this decision. The Company's current credit facility expired March 31, 1996. The Company is in discussions with its lenders on an extension beyond March 31, 1996.

The result of these discussions could have a significant impact on the Company's financial statements and disclosures. The Registrant requires the additional fifteen days following the prescribed due date for the 1995 annual report 10-K to complete discussions and finalize its financial statement and disclosure requirements to reflect this significant item.


_________________________________________________________________

_________________________________________________________________



_________________________________________________________________

PART IV - - OTHER INFORMATION
_________________________________________________________________


	(1)	Name and telephone number of person to contact in regard to
this notification

	Mark Smetana	  (708)        573-6264

	 (Name)    	(Area Code)			(Telephone Number)



	(2)	Have all other periodic reports required under section 13
or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		[  X  ]   Yes		[      ]    No

	(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[  X  ]    Yes		[      ]    No



	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



	See Attached.



CHAMPION PARTS, INC.


(Name of Registrant as specified in charter.)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:		April 1, 1996



BY:		/s/ 	Mark Smetana

			Vice President Finance & Secretary



_________________________________________________________________




ATTENTION:


	Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).



_________________________________________________________________

_________________________________________________________________


EXPLANATION OF CHANGE IN RESULTS
_________________________________________________________________


As a result of the Company's decision to exit the manufacture and sale of automotive electrical and mechanical products in 1995, the Company recorded special charges to reflect the direct costs of the decision and has provided reserves for the impact of this decision on the realization of asset carrying values, in particular its inventories.


Fourth quarter 1995 earnings will include charges totaling $540,000 to reflect the Registrant's decision to discontinue the distribution of automotive electrical and mechanical products in Canada. The results will also reflect an additional $2,400,000 of charges primarily related to changes in the Company's estimated realization on the sale of discontinued automotive electrical and mechanical inventory.


For the year, 1995 results will reflect $7,802,000 of charges related to the Company's restructuring decisions. The charges consist of $6,200,000 of inventory adjustments to reflect the expected net realizable values on the sale of the discontinued product lines and $1,602,000 of special charges related to the direct restructuring costs.


The above results are unaudited and as such are necessarily subject to change.